Exhibit 17.1

VIA EMAIL and Overnight Delivery

Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553
Attention:	Markus Hechler Corporate Secretary

September 12, 2017

For the reasons discussed at the Board meeting, including the issues outlined in my earlier letter to the Board today, I hereby resign from my position as director of Frequency Electronics, Inc. and from all committees and subcommittees thereof on which I serve, effective immediately. Please forward to me at your earliest convenience the draft minutes from the September 12, 2017 Board meeting for my review and comment.

Regretfully sincere,

Ryan Levenson

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